(Check One): ☒ Form 10-K ☐ Form 11-K ☐ Form 20-F ☐ Form 10-Q	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 Commission File Number 1-9533 NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

World Fuel Services Corporation
Full Name of Registrant

Former Name if Applicable

9800 N.W. 41st Street, Suite 400
Address of Principal Executive Office (Street and Number)

Miami, Florida 33178
City, State and Zip Code

Part II - Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or portion thereof could not be filed within the prescribed time period.

See Attachment hereto

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Michael J. Kasbar, President and Chief Operating Officer	(305)	428-8000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s): ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

WFS expects to report a significant increase in revenues and earnings over the last fiscal year. Because of the restatement and the change in WFS’ revenue recognition policy discussed above, WFS is unable to reasonably estimate the exact amount of the increase.

World Fuel Services Corporation
(Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 16, 2005	By:	/s/ MICHAEL J. KASBAR
		Name:	Michael J. Kasbar
		Title:	President and Chief Operating Officer

ATTACHMENT TO FORM 12b-25

Form 10-K for the year ended December 31, 2004

PART III - NARRATIVE

World Fuel Services Corporation (“WFS”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2004 (the “Annual Report on Form 10-K”) within the prescribed time period because it is unable to complete the preparation of its consolidated financial statements and because WFS and its auditors require additional time to complete the assessment of WFS’ internal controls over financial reporting required for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and the rules of the Public Company Accounting Oversight Board. The reasons causing WFS’ inability to file timely are beyond its control and could not be eliminated by WFS without unreasonable effort or expense.

WFS and its auditor have concluded that WFS should have accrued certain sales. WFS contracts with third parties to deliver fuel to customers and perform most services. Its policy had been to record sales only when supporting documentation relating to fuel deliveries and related services had been received from these third parties. The change will necessitate a restatement of prior financial statements for all reported periods. Because the change affects the time when revenue and income are recorded, it is expected to have a material effect on reported results within specific quarters, though management does not believe that the change, which affects only the timing of the recording of revenue from quarter to quarter, will have any significant effect on its overall results for the restated periods.

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